# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

*Name of issuer*
Blendtopia, Inc.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    Februrary 2, 2018

*Physical address of issuer*
618 Calverton Lane, Brentwood, TN 37027

*Website of issuer*
www.blendtopiafoods.com

*Address of counsel to the issuer for copies of notices*
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036

Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

***Name of intermediary through which the Offering will be conducted***
MicroVenture Marketplace, Inc.

***CIK number of intermediary***
0001478147

***SEC file number of intermediary***
008-68458

***CRD number, if applicable, of intermediary***
152513

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering***
0.0% of the amount raised, or $0.00

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
Boston Private Bank and Trust Co.

***Type of security offered***
Crowd Notes

***Target number of Securities to be offered***
25,000

***Price (or method for determining price)***
$1.00

***Target offering amount***
$25,000.00

***Oversubscriptions accepted:***
☑  Yes
☐  No

***Oversubscriptions will be allocated:***
☐  Pro-rata basis
☐  First-come, first-served basis

☑ Other: At the Company's discretion

*Maximum offering amount (if different from target offering amount)*
$107,000.00

*Deadline to reach the target offering amount*
January 28, 2019

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
0

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $133,181.12 | $94,724.95 |
| **Cash & Cash Equivalents** | $54,543.22 | $27,213.86 |
| **Accounts Receivable** | $21,508.50 | $2,791.60 |
| **Short-term Debt** | $3,968.78 | $2,414.40 |
| **Long-term Debt** | $220,366.34 | $178,003.00 |
| **Revenues/Sales** | $216,830.00 | $111,071.00 |
| **Cost of Goods Sold** | $113,653.00 | $35,284.00 |
| **Taxes Paid** | $4,023.00 | $1,628.00 |
| **Net Income** | -$115,343.00 | -$102,526.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**November 26, 2018**

**FORM C**

**Up to $107,000.00**

**Blendtopia, Inc.**



**Crowd Notes**

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Blendtopia, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

|  | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| **Minimum Individual Purchase Amount** | $100.00 | $0.00 | $100.00 |
| **Aggregate Minimum Offering Amount** | $25,000.00 | $0.00 | $25,000.00 |
| **Aggregate Maximum Offering Amount** | $107,000.00 | $0.00 | $107,000.00 |

(1)     This excludes fees to Company's advisors, such as attorneys and accountants.
(2)     The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.blendtopiafoods.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C is November 26, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

## NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

## NOTICE REGARDING ESCROW AGENT

BOSTON PRIVATE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

*Forward Looking Statement Disclosure*
*This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this*

*Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.blendtopiafoods.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Blendtopia, Inc. (the "Company") is a Delaware corporation, formed on February 2, 2018 upon conversion from a Tennessee limited liability company. The Company began business in 2015 as Roots True Foods LLC.

The Company is located at 618 Calverton Lane, Brentwood, TN 37027.

The Company's website is www.blendtopiafoods.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

**The Business**

Blendtopia's line of frozen, ready-to-blend superfood smoothies offers "smoothies with a purpose" while providing convenience without compromise. Each blend is formulated to target a specific health benefit and combines both whole foods and superfoods for all-in-one convenience. The smoothies are ready for blending and are currently being sold in over 1,000 retail locations and online.

**Exhibit B** to this Form C contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C.

## The Offering

| | |
|---|---|
| **Minimum amount of Crowd Notes being offered** | $25,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if minimum amount reached)** | $25,000 Principal Amount |
| **Maximum amount of Crowd Notes** | $107,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if maximum amount reached)** | $107,000 Principal Amount |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | January 28, 2019 |
| **Use of proceeds** | See the description of the use of proceeds on page 24 hereof. |
| **Voting Rights** | See the description of the voting rights on page 26 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were organized as a Tennessee limited liability company in 2014 (under the name Roots True Foods LLC) and began business in 2015. We converted to a corporation under the laws of Delaware on February 2, 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a

10

corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***The development and commercialization of our smoothie products is highly competitive.***
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved smoothie products and thus may be better equipped than us to develop and commercialize smoothie products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our smoothie products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We rely on other companies to provide raw materials, major components, basic ingredients, and subsystems for our products.***
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, basic ingredients subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient, or subsystem.

***We rely on various intellectual property rights, including trademarks in order to operate our business.***
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There

can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***From time to time, third parties may claim that one or more of our products infringe their intellectual property rights.***
Any dispute or litigation regarding trademarks or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

***The Company intends to use the proceeds from the Offering for unspecified working capital.***
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on the services of its founder and CEO, Tiffany Taylor, in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to Ms. Taylor in the event of her death or disability. Therefore, if Ms. Taylor dies or become disabled, the Company will not receive any

compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

*We are subject to non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.*
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

*We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.*
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

*Maintaining, extending and expanding our reputation and brand image are essential to our business success.*
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

*Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.*
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns

about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

***We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.***
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

***We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.***
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of chemicals, raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of chemicals, raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

14

*Substantial disruption to production at our manufacturing and distribution facilities could occur.*

A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

*Future product recalls or safety concerns could adversely impact our results of operations.*

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

*The consolidation of retail customers could adversely affect us.*

Retail customers, such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

*Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our financial condition.*

Our activities or products are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

***Significant additional labeling or warning requirements may inhibit sales of affected products.***
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

***Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.***
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

***The loss of our third-party distributors could impair our operations and substantially reduce our financial results.***
We continually seek to expand distribution of our products by entering into distribution arrangements or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

***Our business is substantially dependent upon awareness and market acceptance of our products and brands.***
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among smoothie food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding smoothie products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of smoothie products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

***As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).***
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

***Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.***
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product

certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

***Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.***

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

***Failure by our transportation providers to deliver our products on time or at all could result in lost sales.***

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

***If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.***

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

**Risks Related to the Securities**

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

*No Guarantee of Return on Investment*
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*A majority of the Company is owned by a small number of owners.*
Prior to the Offering, the Company's current owners of 20% or more beneficially own 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***You will not have a vote or influence on the management of the Company.***
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

## BUSINESS

### Description of the Business
Blendtopia's line of frozen, ready-to-blend superfood smoothies offers 'smoothies with a purpose' while providing convenience without compromise. Each blend is formulated to target a specific health benefit and combines both whole foods and superfoods for all-in-one convenience. The smoothies are ready for blending and are currently being sold in over 1,000 retail locations and online.

### Business Plan
Blendtopia's business model relies on the continued growth of its current product line, as well as the creation of new products. The Company aims to be the Suja of the freezer case, staking claim as a leading brand in a new, emerging frozen smoothies category. Blendtopia believes it must continue to provide new, innovative products and branding to the consumer in order to grow its business. Blendtopia develops and distributes its Blendtopia Superfood Smoothie Kits to consumers nationwide and is proud to be an innovative brand within one of the fastest growing segments of the trillion-dollar global health and wellness industry, natural foods. To propel forward towards its goal to be a national leading brand, Blendtopia also needs to:
- Drive continued growth with its nationwide, independent broker sales team, iLevel Brands;
- Expand to larger-scale production to grow revenue and increase margins by way of production efficiencies;
- Deepen its connection with consumers by focusing on new and innovative marketing efforts to gain reach, create awareness and drive trial;
- Continue to develop and refine the way it can reach new customers;
- Fuel organic growth by developing products with national and worldwide appeal;
- Drive efficiencies, execute strategies, and maintain a strong financial position through operational discipline; and
- Generate significant long-term value for its shareholders.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Ready-To-Blend Smoothies | Frozen, ready-to-blend superfood smoothies. | Currently sold in the U.S. only. Retail locations and |

| | - Pre-portioned & ready for blending<br>- Each 7oz pouch makes: (1) 18oz or (2) 9oz smoothies<br>- 99% organic & Non-GMO Verified | online: 1,000+<br>Current retailers: Whole Foods nationwide, Wegmans, Earth Fare, Roche Brothers, Lucky's Market, Market of Choice, Kroger (92 Nashville KMA) + 100s of independents nationwide |
|---|---|---|

The Company has no new products in development.

Blendtopia distribution is through United Natural Foods, Inc., or UNFI, nationwide (18 distribution centers) and DPI Mid-Atlantic (for Kroger). The Company hopes to expand to food service and club distribution by 2019.

**Competition**
The Company's primary competitors are Bright Greens, Thrive, and Daily Harvest.

Consumers are looking for healthy, on-the-go alternatives to keep up with their active lifestyles, while convenience has become an important factor for consumers when evaluating food options. Blendtopia seeks to have a competitive advantage with first mover status in a new, emerging category in the natural trade with their complete, ready-to-blend smoothie kits. Blendtopia's kits aim to combine both whole foods and superfoods for all-in-one convenience.

**Customer Base**
Blendtopia's smoothies are currently marketed to consumers through two key retail channels: natural food stores and grocery stores with plans for future expansion into club stores and foodservice establishments. In 2017 the Company gained access to 18 UNFI distribution centers. In 2018, Blendtopia expects to reach 1,200 points of distribution and grow to nearly 5,000 by 2021.

**Intellectual Property**

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Registration Date | Country |
|---|---|---|---|---|---|
| 5298249 | Goods | Blendtopia | February 13, 2017 | September 26, 2017 | United States |

**Governmental/Regulatory Approval and Compliance**
The Blendtopia business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject Blendtopia to administrative and legal proceedings and actions by these various governmental bodies.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 618 Calverton Lane, Brentwood, TN 37027

The Company has the following additional addresses: 1420 Donelson Pike, Suite B11 Nashville, TN 37217

The Company conducts business in Tennessee.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**Exhibit B** to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds* | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| General Marketing | 0.00% | $0.00 | 9.35% | $10,000.00 |
| Manufacturing | 0.00% | $0.00 | 46.73% | $50,000.00 |
| General Working Capital | 100.00% | $25,000.00 | 28.04% | $30,000.00 |
| Trade Spend / Free Fill - New Accounts | 0.00% | $0.00 | 15.89% | $17,000.00 |
| **Total** | **100.00%** | **$25,000.00** | **100.00%** | **$107,000.00** |

* This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds at its discretion.

## DIRECTORS, OFFICERS AND EMPLOYEES

**Directors**
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Tiffany Taylor

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Founder & CEO July 2015 - Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Founder & CEO, Blendtopia, July 2015 - Present

**Officers**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Tiffany Taylor

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Founder & CEO July 2015 - Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Founder & CEO, Blendtopia, July 2015 - Present

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 0 employees.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| | |
|---|---|
| **Type of security** | Common Stock |
| **Amount outstanding** | 10,000,000 |
| **Voting Rights** | One vote per share |
| **Anti-Dilution Rights** | None |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | Not applicable |
| **Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).** | 100% |

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Convertible Notes (the "Notes") |
| **Amount outstanding** | $50,000.00 |
| **Interest rate and payment schedule** | 8% annually, payable on maturity |
| **Amortization schedule** | Unless earlier converted, on the Maturity Date the entire principal amount of the Notes plus unpaid accrued interest will automatically convert into shares of Company common stock at a conversion price per share equal to a valuation of $4 million divided by the fully-diluted capitalization. |
| **Describe any collateral or security** | The Notes are unsecured. |
| **Maturity Date** | 1/31/2020 |
| **Other material terms** | • Upon the closing of an equity financing in the amount of at least $1 million (a "Qualified Financing"), the Notes will automatically convert into the equity securities (the "Conversion Shares") sold in such Qualified Financing at a price per share (the "Conversion Price") equal to 80% of the Qualified Financing equity price per share, except that, at the option of the issuer, the liquidation preference of the Conversion Shares may equal the Conversion price.<br>• Upon a sale of the Company or other |

| | |
|---|---|
| | "Corporate Transaction," the Note holders will be paid an amount equal to 1.3 times the then outstanding principal amount of the Notes along with unpaid accrued interest.<br><br>• The Notes may not be prepaid without the prior written consent of the investors. |

| | |
|---|---|
| **Type of debt** | Bank loan |
| **Name of creditor** | First Tennessee Bank National Association |
| **Amount outstanding** | $105,548.59 |
| **Interest rate and payment schedule** | 4.75% per year; paid monthly as indicated below. |
| **Amortization schedule** | 70 monthly principal and interest payments of $1,825.64 beginning April 1, 2018, plus one principal and interest payment of $6,622.06 on January 28, 2024. |
| **Describe any collateral or security** | Secured by all of the Issuer's inventory, chattel paper, equipment, accounts and general intangibles, whether now owned or hereafter acquired. |
| **Maturity date** | 1/28/2024 |
| **Other material terms** | N/A |

| | |
|---|---|
| **Type of debt** | Bank loan |
| **Name of creditor** | First Tennessee Bank National Association |
| **Amount outstanding** | $99,187.74 |
| **Interest rate and payment schedule** | 6.24% per year; paid as indicated below. |
| **Amortization schedule** | All principal and unpaid accrued interest due at maturity. |
| **Describe any collateral or security** | Secured by all of the Issuer's inventory, chattel paper, equipment, accounts and general intangibles, whether now owned or hereafter acquired. |
| **Maturity date** | 1/31/2020 |
| **Other material terms** | N/A |

## Ownership

A majority of the Company is owned by Tiffany Taylor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|------|-----------------------------------|
| Tiffany Taylor | 80% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

### Recent Tax Return Information

| Total Income | Taxable Income | Total Tax |
|--------------|----------------|-----------|
| $0.00 | $0.00 | $0.00 |

### Operations

We generate substantially all of our revenue from retail sales. For the year ended December 31, 2017, we recorded revenue of approximately $216,000.00 and net losses of approximately $115,000.00. For the year ended December 31, 2016, we recorded revenue of $111,000.00 and net losses of approximately $102,000.00. For 2018, year-to-date, we have generated approximately $405,000.00 in revenue with net losses of approximately $32,000.00. Our primary expenses are trade spend/free fill for all new retail accounts as well as operations of our own production facility. We expect to be profitable in 2019, although we cannot assure you that this will be the case.

With a successful completion of the Offering, Blendtopia will be able to move to co-packing, which should allow for greater manufacturing efficiencies and increased margins. It should also allow our sales team to reengage retailers once we have a budget for trade spend/free fill/promotions.

### Liquidity and Capital Resources

The Offering proceeds are essential to our operations as we continue to seek additional investment funding. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering:
- $30,000 in accounts receivables
- $30,000 line of credit, interest at 18.65% per annum (variable) - Capital One

## Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

## Material Changes and Other Information

### Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

## THE OFFERING AND THE SECURITIES

### The Offering
The Company is offering up to $107,000.00 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 28, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the

Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

*Commission/Fees*
0.0% of the amount raised and $0.00

*Stock, Warrants and Other Compensation*
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

*Transfer Agent and Registrar*
The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our organizational documents and the Crowd Note instrument in conjunction with the following summary information.

**Authorized Capitalization**

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 10,000,000 shares of common stock, par value $0.0001 per share, of which 10,000,000 common shares will be issued and outstanding.

**Not Currently Equity Interests**
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

**Dividends**
The Securities do not entitle the Investors to any dividends.

**Valuation Cap**
$1,500,000.00

**Interest Rate**
5%

**Conversion of the Crowd Note.**

1.  **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    a.  If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b.  If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2.  **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a.  The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the capital stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3.  **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a.  If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i.  Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b.  If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4.  **Mechanics of Conversion.** As promptly as practicable after the conversion of the Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of the Crowd Note, the respective number of Conversion Shares.

5.  **Note Completion.** The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to the terms of the Crowd Note.

**"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

**"Shadow Series"** shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stocks in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    a.        Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    b.        Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

**"Conversion Price"** with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

**"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

**"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

**"Outstanding Principal"** shall mean the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

**"Corporate Transaction"** shall mean:
    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii.  the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the

state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

## Termination
The Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

## Voting and Control
The Securities have no voting rights at present and, except with respect to a Major Investor, may not have voting rights when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

## Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

## Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

## Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize the instrument and any shares of Capital Stock issued pursuant to the

terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

### Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

### Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

## OTHER INFORMATION

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Tiffany Taylor
_____
(Signature)

Tiffany Taylor
_____
(Name)

Founder & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Tiffany Taylor
_____
(Signature)

Tiffany Taylor
_____
(Name)

Founder & CEO
_____
(Title)

11/26/18
_____
(Date)

I, Tiffany Taylor, being the founder of Blendtopia, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i)      the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2017 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2017, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)      while the Company has not yet filed tax returns for the year ending December 31, 2017, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Tiffany Taylor
(Signature)

Tiffany Taylor
(Name)

Founder & CEO
(Title)

11/26/18
(Date)

## EXHIBITS

Exhibit A      Financial Statements
Exhibit B      Company Summary
Exhibit C      Subscription Agreement
Exhibit D      Crowd Note
Exhibit E      Pitch Deck
Exhibit F      Video Transcript

**EXHIBIT A**
**Financial Statements**

# Balance Sheet

## Blendtopia, Inc.
## As at 31 December 2017

| | **31 Dec 2017** |
|---|---|
| **Assets** | |
| **Cash and Cash Equivalents** | |
| Blendtopia, Inc. | 54,543 |
| **Total Cash and Cash Equivalents** | **54,543** |
| **Current Assets** | |
| Accounts Receivable | 21,509 |
| Square Cash Clearing Account | 8 |
| Square Clearing Account | 179 |
| Vendor Deposits | - |
| **Total Current Assets** | **21,695** |
| **Property, Plant and Equipment** | |
| Building Improvements | 80,191 |
| Computer & Office Equipment | 579 |
| Kitchen Equipment | 84,100 |
| Less-Accumulated Depreciation: Computer & Office Equipment | (107,927) |
| **Total Property, Plant and Equipment** | **56,943** |
| **Total Assets** | **133,181** |
| **Liabilities and Equity** | |
| **Liabilities** | |
| **Current Liabilities** | |
| Accounts Payable | 1,296 |
| Capital One Spark | 223 |
| Payroll Taxes Payable | (346) |
| Property Tax | (393) |
| Rounding | 1,639 |
| Sales Tax | 1,341 |
| Suta Tax Payable | 209 |
| **Total Current Liabilities** | **3,969** |
| **Non-Current Liabilities** | |
| Long-Term Loan - xx02 | 100,062 |
| Long-Term Loan - xx67 | 120,304 |
| **Total Non-Current Liabilities** | **220,366** |
| **Total Liabilities** | **224,335** |
| **Equity** | |
| Current Year Earnings | (115,343) |

# Balance Sheet

| | 31 Dec 2017 |
|---|---|
| Owner's Capital: Owner's Investment | 154,882 |
| Retained Earnings | (130,692) |
| **Total Equity** | **(91,154)** |
| **Total Liabilities and Equity** | **133,181** |

# Income Statement


## Blendtopia, Inc.
## 1 January 2017 to 31 December 2017


| | 31 Dec 17 |
|---|---:|
| **Revenue** | |
| Cash Rewards | 876 |
| Other Income | 1,323 |
| Sales | 215,484 |
| Sales (Direct Sales) | 1,940 |
| Sales Discount | (2,712) |
| Sales Returns & Spoils | (81) |
| **Total Revenue** | **216,830** |
| | |
| **Less Cost of Sales** | |
| Product & Packaging | 113,180 |
| Samples | 472 |
| **Total Cost of Sales** | **113,653** |
| **Gross Profit** | **103,177** |
| | |
| **Operating Income / (Loss)** | **103,177** |
| | |
| **Other Income and Expense** | |
| Advertising | (136) |
| Ask Accountant | (612) |
| Attorney Fees | (1,574) |
| Bank Service Charges | (129) |
| Business License & Fees | (4,361) |
| Contractor - Design | (1,636) |
| CPA | (700) |
| Depreciation | (10,166) |
| Distributor Support | (3,075) |
| Free Fill/Slotting | (13,462) |
| Fundraising | (9,678) |
| General Expense | (6,401) |
| Insurance | (7,784) |
| Interest Expense | (14,228) |
| Marketing Materials | (9,850) |
| MCB Chargeback | (8,330) |
| Meals & Entertainment | (184) |
| Off Invoice Promo | (13,987) |
| Office Expense | (1,335) |
| Payroll Tax Expense | (4,023) |
| R&D | (659) |
| Recruiting | (118) |
| Rent | (32,485) |

# Income Statement

|  | 31 Dec 17 |
|---|---|
| Repairs & Maintenance | (1,204) |
| Shipping | (6,554) |
| Storage | (1,800) |
| Trade Show Expense | (3,933) |
| Transportation/Freight Out | (9,094) |
| Travel | (1,888) |
| Utilities | (7,759) |
| Velocity Reports | (400) |
| Wages & Salaries | (39,891) |
| Web Development & Maintenance | (1,085) |
| **Total Other Income and Expense** | **(218,520)** |
| **Net Income / (Loss) before Tax** | **(115,343)** |
| **Net Income** | **(115,343)** |
| **Total Comprehensive Income** | **(115,343)** |

# Cash Summary


## Blendtopia, Inc.
## For the 12 months ended 31 December 2017
### Excluding Sales Tax


|  | Dec 2017 |
|---|---:|
| **Income** | |
| Cash Rewards | 876 |
| Other Income | 1,323 |
| Sales | 192,752 |
| Sales (Direct Sales) | 1,940 |
| Sales Discount | (2,712) |
| Sales Returns & Spoils | (81) |
| **Total Income** | **194,097** |
| **Less Operating Expenses** | |
| Advertising | 136 |
| Ask Accountant | 612 |
| Attorney Fees | 1,574 |
| Bank Service Charges | 129 |
| Business License & Fees | 4,361 |
| Contractor - Design | 1,636 |
| CPA | 700 |
| Depreciation | 10,166 |
| Distributor Support | 3,075 |
| Free Fill/Slotting | 13,462 |
| Fundraising | 9,678 |
| General Expense | 6,401 |
| Insurance | 7,784 |
| Interest Expense | 14,228 |
| Marketing Materials | 9,850 |
| MCB Chargeback | 8,330 |
| Meals & Entertainment | 184 |
| Off Invoice Promo | 10,735 |
| Office Expense | 1,335 |
| Payroll Tax Expense | 4,023 |
| Product & Packaging | 113,180 |
| R&D | 659 |
| Recruiting | 118 |
| Rent | 32,485 |
| Repairs & Maintenance | 1,204 |
| Samples | 472 |
| Shipping | 6,554 |
| Storage | 1,800 |
| Trade Show Expense | 3,933 |

# Cash Summary

|  | Dec 2017 |
|---|---:|
| Transportation/Freight Out | 8,331 |
| Travel | 1,888 |
| Utilities | 7,759 |
| Velocity Reports | 400 |
| Wages & Salaries | 39,891 |
| Web Development & Maintenance | 1,085 |
| **Total Operating Expenses** | **328,158** |
| **Operating Surplus (Deficit)** | **(134,060)** |
| **Plus Non Operating Movements** |  |
| Vendor Deposits | - |
| Accounts Payable | (8,933) |
| Futa Tax Payable | 169 |
| Payroll Taxes Payable | 8,237 |
| Property Tax | (393) |
| Rounding | 1,626 |
| Suta Tax Payable | 802 |
| Computer & Office Equipment | (326) |
| Kitchen Equipment | (2,250) |
| Less-Accumulated Depreciation: Computer & Office Equipment | 10,166 |
| Long-Term Loan - xx02 | 52,062 |
| Long-Term Loan - xx67 | (9,699) |
| **Total Non Operating Movements** | **51,462** |
| **Plus Movements in Equity** |  |
| Owner's Capital: Owner's Investment | 109,882 |
| **Total Movements in Equity** | **109,882** |
| **Sales Tax Movements** |  |
| Sales Tax Inputs | (352) |
| Sales Tax Outputs | 367 |
| **Net Sales Tax Movements** | **14** |
| **Net Cash Movement** | **27,298** |
| **Summary** |  |
| Opening Balance | 27,023 |
| Plus Net Cash Movement | 27,298 |
| Closing Balance | 54,320 |

# Balance Sheet

## Blendtopia, Inc.
## As at 31 December 2016

|  | **31 Dec 2016** |
|---|---:|
| **Assets** | |
| **Cash and Cash Equivalents** | |
| Blendtopia, Inc. | 27,214 |
| **Total Cash and Cash Equivalents** | **27,214** |
| **Current Assets** | |
| Accounts Receivable | 2,792 |
| Square Cash Clearing Account | 8 |
| Square Clearing Account | 179 |
| **Total Current Assets** | **2,978** |
| **Property, Plant and Equipment** | |
| Building Improvements | 80,191 |
| Computer & Office Equipment | 253 |
| Kitchen Equipment | 81,850 |
| Less-Accumulated Depreciation: Computer & Office Equipment | (97,762) |
| **Total Property, Plant and Equipment** | **64,533** |
| **Total Assets** | **94,725** |
| **Liabilities and Equity** | |
| **Liabilities** | |
| **Current Liabilities** | |
| Accounts Payable | 547 |
| Capital One Spark | 191 |
| Payroll Taxes Payable | 127 |
| Rounding | 13 |
| Sales Tax | 1,326 |
| Suta Tax Payable | 209 |
| **Total Current Liabilities** | **2,414** |
| **Non-Current Liabilities** | |
| Long-Term Loan - xx02 | 48,000 |
| Long-Term Loan - xx67 | 130,003 |
| **Total Non-Current Liabilities** | **178,003** |
| **Total Liabilities** | **180,417** |
| **Equity** | |
| Current Year Earnings | (102,526) |
| Owner's Capital: Owner's Investment | 45,000 |
| Retained Earnings | (28,166) |

# Balance Sheet

| | 31 Dec 2016 |
|---|---:|
| **Total Equity** | (85,692) |
| **Total Liabilities and Equity** | 94,725 |

# Income Statement

## Blendtopia, Inc.
## 1 January 2016 to 31 December 2016

| | 31 Dec 16 |
|---|---:|
| **Revenue** | |
| Cash Rewards | 874 |
| Other Income | 25,883 |
| Sales | 80,350 |
| Sales (Direct Sales) | 3,965 |
| **Total Revenue** | **111,071** |
| | |
| **Less Cost of Sales** | |
| Product & Packaging | 35,284 |
| **Total Cost of Sales** | **35,284** |
| **Gross Profit** | **75,787** |
| | |
| **Operating Income / (Loss)** | **75,787** |
| | |
| **Other Income and Expense** | |
| Advertising | (2,124) |
| Attorney Fees | (494) |
| Bank Service Charges | (673) |
| Business License & Fees | (1,696) |
| Consulting | (5,181) |
| Contractor - Demos | (145) |
| Contractor - Design | (1,636) |
| CPA | (150) |
| Credit Card Fees | (134) |
| Depreciation | (85,257) |
| Dues & Subscriptions | (100) |
| Equipment Lease | (8,012) |
| General Expense | (6,100) |
| Insurance | (5,907) |
| Interest Expense | (5,633) |
| Marketing Materials | (4,597) |
| Meals & Entertainment | (106) |
| Office Expense | (2,468) |
| Payroll Tax Expense | (1,628) |
| Postage & Delivery | (19) |
| R&D | (335) |
| Recruiting | (65) |
| Refund | (41) |
| Rent | (18,017) |
| Repairs & Maintenance | (1,244) |
| Shipping | (7,032) |

| | 31 Dec 16 |
|---|---:|
| Square Fees Account | (22) |
| Travel | (548) |
| Utilities | (5,276) |
| Wages & Salaries | (12,272) |
| Web Development & Maintenance | (1,402) |
| **Total Other Income and Expense** | **(178,314)** |
| **Net Income / (Loss) before Tax** | **(102,526)** |
| **Net Income** | **(102,526)** |
| **Total Comprehensive Income** | **(102,526)** |

# Cash Summary

## Blendtopia, Inc.
## For the 12 months ended 31 December 2016
### Excluding Sales Tax

|  | Dec 2016 |
|---|---:|
| **Income** | |
| Cash Rewards | 874 |
| Other Income | 25,883 |
| Sales | 77,626 |
| Sales (Direct Sales) | 3,965 |
| **Total Income** | **108,347** |
| | |
| **Less Operating Expenses** | |
| Advertising | 2,124 |
| Attorney Fees | 494 |
| Bank Service Charges | 673 |
| Business License & Fees | 1,696 |
| Consulting | 5,181 |
| Contractor - Demos | 145 |
| Contractor - Design | 1,636 |
| CPA | 150 |
| Credit Card Fees | 134 |
| Depreciation | 85,257 |
| Dues & Subscriptions | 100 |
| Equipment Lease | 8,012 |
| General Expense | 6,100 |
| Insurance | 5,907 |
| Interest Expense | 5,633 |
| Marketing Materials | 4,597 |
| Meals & Entertainment | 106 |
| Office Expense | 2,468 |
| Payroll Tax Expense | 1,628 |
| Postage & Delivery | 19 |
| Product & Packaging | 35,284 |
| R&D | 335 |
| Recruiting | 65 |
| Refund | 41 |
| Rent | 18,017 |
| Repairs & Maintenance | 1,244 |
| Shipping | 7,032 |
| Square Fees Account | 22 |
| Travel | 548 |
| Utilities | 5,276 |
| Wages & Salaries | 12,272 |

# Cash Summary

|  | Dec 2016 |
|---|---|
| Web Development & Maintenance | 1,402 |
| **Total Operating Expenses** | **213,598** |
| **Operating Surplus (Deficit)** | **(105,250)** |
| **Plus Non Operating Movements** |  |
| Square Cash Clearing Account | (8) |
| Square Clearing Account | (179) |
| Accounts Payable | (2,271) |
| Futa Tax Payable | 73 |
| Payroll Taxes Payable | 2,544 |
| Rounding | 13 |
| Suta Tax Payable | 538 |
| Building Improvements | (80,191) |
| Computer & Office Equipment | (253) |
| Kitchen Equipment | (69,658) |
| Less-Accumulated Depreciation: Computer & Office Equipment | 85,257 |
| Long-Term Loan - xx02 | 48,000 |
| Long-Term Loan - xx67 | 130,003 |
| **Total Non Operating Movements** | **113,868** |
| **Plus Movements in Equity** |  |
| Owner's Capital: Owner's Investment | 6,000 |
| **Total Movements in Equity** | **6,000** |
| **Sales Tax Movements** |  |
| Sales Tax Inputs | (719) |
| Sales Tax Outputs | 2,031 |
| **Net Sales Tax Movements** | **1,312** |
| **Net Cash Movement** | **15,930** |
| **Summary** |  |
| Opening Balance | 11,093 |
| Plus Net Cash Movement | 15,930 |
| Closing Balance | 27,023 |

**EXHIBIT B**
**Company Summary**


# blendtopia®

**Company:** Blendtopia

**Market:** Health food

**Product:** Pre-portioned, ready-to-blend frozen superfood smoothie kits

## Company Highlights

- Smoothie kits are currently available in 1,013 stores across the U.S.
- Began partnership with Whole Foods in April 2018 to sell products in 364 locations nationwide
- Year to date as of October 2018, Blendtopia has generated almost $400,000 in revenue
- 2018 revenue has increased 83% over the previous year

PERKS

**$150:** $10 gift certificate for online use on Blendtopia's website (Limit one (1) per investor)

**$300:** A free thirty-minute health coaching session from Founder Tiffany Taylor (Limit one (1) per investor)

*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks above are inclusive of lower dollar amount perks.*

COMPANY SUMMARY

## Opportunity



For consumers who value convenience and ease of preparation, finding healthy, nutritious meals on-the-go can be challenging. According to a 2017 Food & Health survey, 75% of consumers are swayed to choose processed foods to make their lives easier. Ease of consumption isn't the only deterring factor for consumers looking for healthier options. Over 40% of consumers say that a longer shelf life plays an important role in choosing processed or packaged foods.[i] While it appears that consumers are taking steps to prioritize healthy eating,[ii] concerns remain.[iii]

Blendtopia provides consumers with a solution to the lack of convenience posed by many healthy food options. With its line of ready-to-blend, nutritious smoothie kits, the Tennessee-based company offers consumers a healthy meal replacement that only requires added liquid and a blender to make. Developed by Founder Tiffany Taylor, a raw food and holistic nutritionist, Blendtopia offers smoothies with purpose while delivering on a promise of convenience without compromise.



## Tiffany's Story

Founder Tiffany Taylor, a Certified Raw Food Nutritionist, Certified Holistic Health Coach, and Life Coach, discovered early on that the key to healthy living is whole food nutrition. What started out as a personal lifestyle choice, blossomed into a passionate idea and took shape as a flourishing business venture.

Tiffany's story began with a passion for clean eating and the idea that she wanted to create a superfood product line unlike anything else on the market today. The idea sparked some serious kitchen inspiration resulting in months of experimentation with whole foods and nutrient-dense superfoods. For Tiffany, the science behind the blends are as important as the ingredients that go into them.



## Product

Blendtopia offers customers pre-packaged, frozen smoothie kits containing fiber-rich, whole foods and nutrient-dense superfoods for all-in-one convenience. Globally sourced from countries including Peru and China, these exotic superfood ingredients aim to raise the nutritional intake of the blends. The smoothie kits are pre-portioned, seven-ounce pouches that require 12 ounces of blending liquid and a blender to produce 18 ounces of finished product. Every Blendtopia product is vegan, gluten-free, soy-free, dairy-free, Non-GMO Verified, and 99% organic. When properly stored, Blendtopia smoothie kits can last for many months in the freezer.





Blendtopia currently offers eight different varieties of pre-packaged smoothie kits, with each blend formulated to target a specific health benefit*. Varieties include:

- **Detox:** Aims to flush toxins from the body while helping to raise alkalinity and improve digestion. Ingredients include kale, celery, pineapples, lemon, chlorella, and cayenne.
- **Immunity:** Seeks to boost immune systems with antioxidants and nutrients like vitamin C. Ingredients include strawberries, blueberries, pineapples, chia seeds, and goji berry powder.



- **Strength:** Aims to deliver a complete source of protein boasting essential amino acids with ingredients rich in fiber, antioxidants, and omegas. Ingredients include spinach, avocados, hemp seeds, sacha inchi and wheatgrass powders.
- **Energy:** Seeks to provide immediate and sustained energy combining protein, healthy fats, and adaptogens. Ingredients include bananas, blueberries, coconut milk powder, chia seeds, and maca powder.
- **Awake:** Aims to energize and focus with phytonutrient-rich components. Ingredients include banana, cucumber, avocados, fair-trade cold brew coffee, mesquite and cacao powder.
- **Refresh:** Boasts a refreshing mint chip flavor profile while providing high-density, nutrient-rich vitamins, minerals, and antioxidants. Ingredients include peppermint essential oil, bananas, spinach, avocados, cacao nibs, and mesquite powder.
- **Glow:** Strives to promote healthier hair, skin, and nails with plant-based collagen boosters. Ingredients include mangos, pineapples, bamboo silica extract, goji berry powder and turmeric.
- **Clean:** Seeks to balance and restore the body with probiotics, vitamin C, and antioxidants. Ingredients include kale, apples, ginger, lemon, chlorella, and goji berry powder powder.

In addition to offering individual packages of smoothies, Blendtopia has a six-smoothie Variety Pack, a 7-Day Reset Cleanse, and an eight-smoothie Super Pack.

*Blendtopia products are not intended nor should they be used to diagnose, treat, cure, or prevent any illness, disease or condition and should not be used as a substitute for professional diagnosis or treatment in any way. You should consult with your health care provider with any specific health questions or concerns prior to use.*





## Use of Proceeds and Product Roadmap

If the minimum $25,000 is raised, Blendtopia will use the proceeds as general working capital. Should it raise the maximum $107,000, the company will use the funds to enhance existing packaging, improve social media marketing, and increase visibility at trade show events.





Use of Proceeds if Minimum Raised ($25,000)
100%
General Working Capital

Use of Proceeds if Maximum Raised ($107,000)
25%
28%
47%
General Marketing
Manufacturing
General Working Capital

Blendtopia plans to expand its current smoothie kit offerings to include blends featuring more adaptogens and medicinal mushrooms, as well as a line developed specifically for kids. In the near future, the company plans to introduce new products emphasizing portability and convenience while continuing to utilize powerful combinations of whole foods and superfoods.

*Remainder of page left intentionally blank*



MicroVentures

## Business Model

Blendtopia generates revenue from the sale of its smoothie kits, which are sold individually and on a subscription basis.

**Individual sales:** Blendtopia smoothie kits typically retail for $6.99. Customers can purchase smoothie kits in select natural food and grocery stores across the U.S., as well as directly through the company's website. For online purchases, a 12-smoothie minimum order is required. In the future, Blendtopia hopes to broaden its retail channels to include club stores and expand to more food service establishments (gyms, hotels, coffee shops, etc.)

**Subscription service:** Blendtopia offers subscription services for its Variety Pack, 7-Day Reset Cleanse, and Super Pack. Customers can choose to have any of the three offerings shipped every two, four, or six weeks with a minimum of two shipments required. Customers are not charged a shipping fee on the subscription shipments.

Blendtopia products are marketed to retailers by a nationwide sales team through a partnership with iLevel Brands, a health and wellness brand sales broker. Through its network of major distributors, iLevel Brands works with large retailers such as Whole Foods, Albertsons, and Publix.



**iLevel Brands Nationwide Retail Partners**

Albertsons
SAFEWAY
Jewel
HyVee
National Co+op Grocers
Kowalski's Markets
meijer
Hannaford
Ahold Delhaize
New Seasons Market
Rosauers
Lunds&Byerlys
Wegmans
Big Y
PCC
Lucky Supermarkets
Dierbergs
Fairway
Wakefern
Lunardi's
MOM
Price Chopper
Mollie Stone's
Harris Teeter
Nugget
Raley's
The Fresh Market
Food Lion
Earth Fare
Gelson's
Mother's
Publix
Ingles
Bashas'
Bristol Farms
Central Market
Earth Origins Market
Southeastern Grocers
H-E-B
Sprouts Farmers Market
Natural Grocers
United Supermarkets
Whole Foods Market
Kroger
Brookshire's



Starting in only 15 store locations in 2015, Blendtopia has been able to expand its product reach substantially in the past three years. In 2017, Blendtopia expanded to 450 locations nationwide due to its partnership with iLevel Brands. As of November 2018, Blendtopia sells its products in 1,013 retail stores across the U.S. The company's retail partners include Whole Foods, Kroger, Wegmans, Earth Fare, Big Y, Lucky's, Roche Brothers, Market of Choice, and various independent grocers.
















Year to date as of October 2018, Blendtopia has generated $397,522 in revenue, up 83% from 2017 when the company generated $216,830 for the year. Revenue growth in 2018 has been driven by increased product sales as the company expands its product availability to more retail locations. Growth spiked in Q1 2018 due to increased product sales in March. In 2016, Blendtopia generated $111,071 in revenue.



Year to date as of October 2018, expenses totaled $435,395, compared to $332,173 in all of 2017. In 2016, expenses totaled $213,598 in 2016. In Q4 2016, the company realized roughly $85,000 of depreciation expenses for a new production facility built in the same year, which caused expenses to increase.





Year to date as of October 2018, Blendtopia has realized a net loss of $37,872. In 2017, the company had a net loss of $115,343, versus $102,526 in 2016. Blendtopia experienced a signifcant loss in Q4 2016 due to $85,000 of depreciation expenses it realized for a new production facility built in the same year.



INDUSTRY AND MARKET ANALYSIS

The global organic food and beverage industry is expected to grow significantly over the next few years. The industry is projected to grow at a compound annual growth rate of 14.56% from nearly $125 billion in 2017 to reach $323 billion by 2024 according to market research firm Zion. North America accounts for roughly 40% of the global market[iv]

Health conscious consumers seeking products sourced using natural ingredients have driven an increase in organic good sales. U.S. organic sales totaled $49.4 billion in 2017, up 6.4% from 2016. The organic beverages segment accounted for sales of $5.9 billion in 2017, a 10.5% rise from 2016.[v] As the market for organics grows, more households have become open to the idea of purchasing healthy, clean options. According to Nielsen, 88% of U.S. households purchased organic food or beverages in 2017. Organic products are also becoming more readily available in retail locations that are not natural food-focused. Retail channels like warehouse or club stores now account for 27% of all organic spending.[vi]







GLOBAL SMOOTHIES MARKET:
KEY DRIVERS AND FIGURES
KEY MARKET HIGHLIGHTS
FRUIT-BASED SMOOTHIES
OUT-OF-HOME CONSUMPTION
The global smoothies market for out-of home consumption will reach a value of $14.29 billion in 2021
MARKET IN THE AMERICAS
GLOBAL MARKET GROWTH
2016 VALUE
$14.98 billion
2021 VALUE
$22.62 billion
$7.64 BILLION
INCREMENTAL GROWTH
technavio

The global smoothie market is projected to experience a steady growth rate over the next few years due to the significant demand for healthier food and beverages. The global smoothie market was valued at $14.98 billion in 2016 and is projected to grow at a CAGR of almost 9% to reach $22.62 billion by 2021. Some of the drivers attributing to the growth of the sector include increased demand for on-the-go meals and growing awareness of smoothies' health benefits.[vii]

## COMPETITORS

**Bright Greens:** Founded in 2015, Bright Greens offers frozen smoothie cubes that produce a 10 to 12-ounce green smoothie by simply adding water and shaking. The company currently offers four varieties of smoothies: Bright Blueberry, Mintergreen, Peaches & Green, and Pineapolis. Bright Greens adopts a subscription-based business model via its website, with options varying in both price and number of smoothies per week. Current tiers are as follows: seven smoothies per week at $6.99 per smoothie, 14 smoothies every two weeks at $5.99 per smoothie, or 24 smoothies per month at $4.99 per smoothie. One-time orders are also available but are subject to a $9.95 shipping cost. In addition to direct website sales, Bright Green smoothie cubes are also available in stores across the U.S., including major grocer Whole Foods.[viii]

**Daily Harvest:** Launched in 2015, Daily Harvest is a subscription--based health food delivery service that offers soups, chia parfaits, harvest bowls, and smoothies, among other products. The smoothie cups require liquid and a blender to produce 16 ounces of finished product. Each of Daily Harvest's 18 ready-to-blend smoothie varieties have ingredients frozen on-site at farms within 24 hours of harvest to preserve freshness and nutrient integrity.[ix] Available subscription options are six smoothies per weeks at $7.99 per cup, nine smoothies per week at $7.75 per cup, 12 smoothies per week at $7.49 per cup, and 24 cups per week or month at $6.99 per cup.[x]

**Pitaya Plus:** Founded in 2008, Pitaya Plus offers frozen dragon fruit smoothie packs and smoothie cubes. Each product is comprised only of dragon fruit and can be blended to make smoothies or smoothie bowls. Available in the freezer sections of stores across the U.S., Pitaya Plus also allows customers to purchase larger quantities of each product directly from its website. Website purchasing options for cubes range from four 12-ounce packages for $39.99 to 24 12-ounce packages for $134.99. Smoothie pack options range from 20 packs for $54.99 to 60 packs for $109.99.[xi]


**Thrive!:** Unveiled in 2018, Thrive! ready-to-blend smoothies come in pre-portioned frozen cups. Thrive! products are vegan and gluten free, with no added sugars or preservatives. By simply adding a liquid and blending, each cup produces 16 ounces of product. Thrive! smoothie cups are available exclusively in Target retail locations and are priced at $4.99 per 7.41-ounce. The brand currently offers five different smoothie blends: Defend, Green, Energy, Glow, and Rise.[xii]

## EXECUTIVE TEAM



**Tiffany Taylor, Founder & CEO:** Tiffany is the product developer and brand visionary of Blendtopia. A certified Raw Food Nutritionist and Holistic Health Coach, Tiffany has over 16 years of advertising and marketing experience. She has previously held management positions at advertising firms in San Francisco and London. Tiffany is a graduate of the University of Tennessee, Knoxville, majoring in Communication, Marketing, and Advertising.

## INVESTMENT TERMS

**Security Type:** Crowd Note
**Round Size:** Min: $25,000 Max: $107,000
**Valuation Cap:** $1,500,000
**Interest Rate:** 5%
**Conversion Provisions:** In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at the prices per share of the new preferred stock sold in the equity financing, or a valuation cap of $1,6000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

---

[i] https://www.foodinsight.org/sites/default/files/2017%20Food%20and%20Health%20Survey%20-%20Final%20Report.pdf
[ii] https://pwc.blogs.com/press_room/2016/08/healthy-eating-is-increasingly-on-consumers-agendas-with-millennials-leading-the-way.html
[iii] https://www.foodinsight.org/sites/default/files/2017%20Food%20and%20Health%20Survey%20-%20Final%20Report.pdf
[iv] https://globenewswire.com/news-release/2018/06/19/1526473/0/en/Global-Organic-Food-and-Beverages-Market-Will-Reach-USD-323-56-Billion-by-2024-Zion-Market-Research.html
[v] https://ota.com/news/press-releases/20236
[vi] https://www.nielsen.com/us/en/insights/news/2017/organic-products-are-showing-up-in-more-places-and-for-less-money.html
[vii] https://www.businesswire.com/news/home/20170908005772/en/Global-Smoothies-Market---Drivers-Forecasts-Technavio
[viii] https://brightgreens.com/apps/store-locator
[ix] https://www.daily-harvest.com/app/about/why-frozen
[x] https://www.daily-harvest.com/
[xi] https://www.pitayaplus.com/



xii https://www.prnewswire.com/news-releases/thrive-introduces-ready-to-blend-frozen-smoothie-cups-300735801.html

**EXHIBIT C**
**Subscription Agreement**

*Subscription Agreement*

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

Blendtopia, Inc.
618 Calverton Lane
Brentwood , TN 37027

Ladies and Gentlemen:

The undersigned understands that Blendtopia, Inc., a Corporation organized under the laws of
Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a
Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 26,
2018 (the "Form C"). The undersigned further understands that the Offering is being made
pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012
and without registration of the Securities under the Securities Act of 1933, as amended (the
"Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof.  Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59 p.m. pacific standard time on January 28, 2019, or at such other time and place as
the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Boston Private Bank
and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or
other means approved by the Company at least two days prior to the Closing, in the amount as

set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

### b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

### c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

### d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

### e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the

4

investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| | |
|---|---|
| **If to the Company:** | 618 Calverton Lane<br>Brentwood, TN 37027<br>Attention: Tiffany Taylor |
| **with a copy to:** | 1401 Lawrence St, #2300<br>Denver, CO 80202<br>Attention: Chuck Cotter |
| **If to the Purchaser:** | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| PURCHASER (if an individual): |
|---|
| By_____<br>Name: |

| PURCHASER (if an entity): |
|---|
| _____<br>Legal Name of Entity<br><br>By_____<br>Name:<br>Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| Blendtopia, Inc. |
|---|
| By_____<br>Name:<br>Title: |

**EXHIBIT D**
**Crowd Note**

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

# Blendtopia, Inc.

# CROWD NOTE

FOR VALUE RECEIVED, Blendtopia, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $1.5 million.

The "**Interest Rate**" is 5.0%.

The "**Offering End Date**" is January 28, 2019.

**1. Definitions.**

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing equity incentive plan or any similar plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $107,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction.** In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion.** As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion.** This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. **Representations and Warranties of the Company.** In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification.** The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization.** Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering.** Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments.** The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock.** The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

4

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property.** To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation.** To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor.** In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization.** This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account.** Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information.** The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice.** The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies.** The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights.** The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market.** The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

## 5. Miscellaneous.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Tennessee as applied to other instruments made by Tennessee residents to be performed entirely within the state of Tennessee, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability.** If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures.** No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

## 6. Dispute Resolution.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Brentwood, Tennessee unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval.** The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure.** Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

BLENDTOPIA, INC.

By:_____
Tiffany Taylor, CEO

**EXHIBIT E**
**Pitch Deck**

# blendtopia®

READY-TO-BLEND SUPERFOOD SMOOTHIES

# Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

blendtopia

# blendtopia®

## Superfood Smoothie Kits



Vegan | Gluten-Free | Soy-Free | Dairy-Free



blendtopia®                    We make it, you blend it!

# Blendtopia's Key Attributes

**Our products are not intended nor should they be used to diagnose, treat, cure, or prevent any illness, disease or condition and should not be used as a substitute for professional diagnosis or treatment in any way. You should consult with your health care provider with any specific health questions or concerns prior to use.*

- ❑ Frozen, pre-portioned, and ready for blending
- ❑ Makes one 18oz or two 9oz smoothies
- ❑ Each smoothie blend is uniquely formulated to target a specific health benefit*
- ❑ A combination of whole foods + superfoods for all-in-one convenience
- ❑ Our blends were developed by a Raw Food & Holistic Nutritionist, Founder Tiffany Taylor
- ❑ Vegan, 99% Organic, Gluten-Free, Soy-Free, Dairy-Free & Non-GMO Verified


blendtopia
SUPERFOOD
SMOOTHIE KIT
SUPERFOOD PACKET
strength
SACHA INCHI · CACAO
HEMP SEEDS · FLAX SEEDS
WHEATGRASS

# Convenience without Compromise



Vegan
Gluten-Free
Dairy-Free
Soy-Free
blendtopia
SUPERFOOD
SMOOTHIE KIT
TARGETED
SUPERFOOD
PACKET
INSIDE
detox
Bananas, Pineapples, Celery, Kale, Spinach, Lemon, Cayenne
HEMP SEEDS • WHEATGRASS
FLAX SEEDS • CHLORELLA
NON GMO
VERIFIED
NET WT 7oz (198g)

## Whole Foods



Pre-portioned, ready in seconds. Just add liquid of choice & blend.



TARGETED
SUPERFOOD
PACKET
INSIDE

## Superfoods



# Proof of Concept

2015

- Launched in 2015
- Local distribution
  - Nashville, TN

2016

- Retail expansion
- New kitchen
- Partnership with iLevel Brands

2017

- Rebrand as Blendtopia
- National distribution in Q4
- $217K revenue

2018

- Partnered with Whole Foods to sell products in 360+ locations
- 1,000+ stores



ROOTS

ERFOOD SMOOTHI
blendtopia

Expo West 2018

# Market is Growing $1 Billion Annually



**GLOBAL SMOOTHIE MARKET**
**$17 Billion by 2024[1]**

- ❏ Blender sales passed the $1B mark[2]

- ❏ Convenience - driving growth in food & beverage categories
  (JWT Food & Beverage 2017 Trends & Futures)

- ❏ Whole Foods Top Ten Trend for 2017: Wellness Tonics[3]

- ❏ #1 Trend - consumers' desire for foods and ingredients that are "naturally functional."[4]
  (Nutraceuticals World Food & Beverage Trends 2017)

1   http://www.strategyr.com/MarketResearch/Smoothies_Market_Trends.asp
2   https://www.wsj.com/articles/frozen-fruit-sales-soar-as-smoothies-get-popular-1423007851
3   https://media.wholefoodsmarket.com/news/whole-foods-market-serves-up-top-10-trends-for-2017
4   https://www.nutraceuticalsworld.com/contents/view_breaking-news/2017-01-03/study-highlights-key-beverage-trends-for-2017

blendtopia

# Blendtopia: Early-Stage National Brand

- ❑ Nationwide distribution with UNFI – product in 18 warehouses
  - ❑ Provides access to 10,000+ retailer doors

- ❑ Product in over 360 Whole Foods locations nationwide

- ❑ Hundreds of independents nationwide

- ❑ 1,000+ points of distribution















# Growth Potential – New Blends & New Product Line Concepts

➢ **Brand Extension Insight:** Blendtopia seeks to be 'the perfect blend,' a goal for every product we develop.

➢ **Line Extension Concepts:**
- New blends that focus on adaptogens, medicinal mushrooms, and vegan collagen
- Pre-blended superfood smoothie packs
- Expand Variety Packs & 7-Day Cleanse Kits to club stores

➢ **New Product Lines (focus on portability):**
- Ready-to-heat superfood soups
- Portable, superfood protein drinks
- Superfood smoothie tubes
- Superfood coconut yogurt tubes

**GLOW**
Reformulated to include bamboo extract (75% silica):
Vegan Collagen Booster
Launched Oct '18





**CLEAN**
Reformulated to include probiotics
Launched Oct '18

blendtopia

# The Blendtopia Team





❑ **Tiffany Taylor, Founder & CEO**

- Brand visionary & product developer
- Certified Raw Food Nutritionist & Holistic Nutritionist
- 16+ years advertising & marketing experience
- Startup brand building experience

❑ **Charlie Taylor, Part-Time COO**

- Co-brand visionary since inception in 2015
- 20+ years operations management experience
- Proven expertise working with Fortune 500 companies
- Sales, marketing and operations experience with a focus on e-business marketing & CRM

blendtopia®

# Financing Funds Expansion + Rollout

➢ We are seeking financing to build out:
- Co-packing move to build inventory + provide "free fills"
- Marketing - enhanced packaging, social media, trade shows
- Working capital

➢ Our 2018 goals
- Build greater brand awareness
- Enhance our national distribution footprint
- Increase overall unit velocity

➢ Funding to date
- Founders and friends & family

blendtopia

# Natural Food Valuations are Strong

- Investment & acquisition activity continued at record rates in 2017[8]

- Naturals Foods targets garner strong multiples[9]

- Large CPGs actively investing in wellness startup innovation[10]

1 https://www.entrepreneur.com/article/308136
2 https://www.cnbc.com/2017/12/18/hershey-in-1-point-6-billion-deal-to-acquire-skinnypop-parent-amplify.html
3 https://www.campbellsoupcompany.com/newsroom/press-releases/campbell-completes-acquisition-of-pacific-foods/
4 https://www.organicauthority.com/buzz-news/peanut-butter-and-spam-hormel-acquires-justins-nut-butters-for-286-million
5 https://www.nytimes.com/2017/11/29/business/dealbook/mars-kind-bars.html
6 https://qz.com/964900/unilever-ul-just-bought-sir-kensingtons-starting-a-ketchup-and-vegan-mayo-food-war-with-kraft-heinz-krft/
7 https://www.bloomberg.com/news/articles/2017-06-16/amazon-to-acquire-whole-foods-in-13-7-billion-bet-on-groceries
8 https://www.newhope.com/investment/top-food-and-beverage-transactions-first-half-2017
9http://capstoneheadwaters.com/sites/default/files/Capstone%20Food%20%20Beverage%20MA%20Coverage%20Report_Q1%202018_1.pdf
10 https://foodtechconnect.com/2018/05/01/2017-u-s-food-beverage-startup-investment-report/

**RXBAR**
Acquired by Kellogg for $600 million[1]

**Justin's**
Acquired by Hormel for $286 million[4]

**Amplify** SNACK BRANDS
Acquired by Hershey for $1.6 billion[2]


**WHOLE FOODS MARKET**
Acquired by Amazon for $13.7 billion[7]

**KIND** HEALTHY SNACKS
Mars Investment values company at $4 billion[5]

**Pacific**
Acquired by Campbell for $700 million[3]


Acquired by Unilever for $140 million[6]

blendtopia

blendtopia®



WE MAKE IT. YOU BLEND IT.

blendtopiafoods.com

**EXHIBIT F**
**Video Transcript**

# Blendtopia is Equity Crowdfunding – Join our Team!

**[SCRIPT]**

Naturally healthy foods, including superfoods, is the fastest growing segment of the trillion dollar global health and wellness industry. Creating a booming demand for more nutritious natural products.
SUBSTATIATION: https://blog.euromonitor.com/health-and-wellness-the-trillion-dollar-industry-in-2017-key-research-highlights/


Blendtopia is paving the way for innovation with our ready-to-blend superfood smoothie kits.

Hi, I'm Tiffany, the Founder of Blendtopia. Fueled by a passion for clean eating, I learned early on that the key to healthy living is whole food nutrition so I created a product line for those living a healthy, active, on-the-go lifestyle.
[TITLE: TIFFANY TAYLOR, FOUNDER & CEO (in a box)]

Our smoothie kits take the guesswork out of what to put into your smoothie so that you can focus on more important things.

Freezer to blender and perfectly portioned, you can have a power-packed smoothie ready in a matter of seconds. It doesn't get any easier than that!

We all love getting a juice or a smoothie when we're out but the beauty of our kits is that they're ready for you, whenever you're ready for them.

At work, at home, before or after a workout, anytime that's right for you.

Each of our kits was created to target a specific health benefit - combining whole foods and superfoods for all-in-one convenience.

Organic, vegan, gluten-free, soy-free and dairy-free.
Non-GMO verified.
With the addition of a superfood packet.
Frozen fruits and veggies plus 6 grams of powerful, nutrient-dense superfoods for targeted nutrition.

Blendtopia launched in 2015 in Nashville, TN and today you can find us nationally distributed in over 1,000 retail stores across the country. From Wegmans to Earth Fare and now an official Whole Foods national brand.

From retail, to food service, to club, to online, the distribution channels are there. Our kits are already being blended and served at coffee shops, gyms, and health food markets making food service a natural focus for growth.

The global smoothie market is growing at a rate of over $1 billion dollars annually. And now, more than ever, consumers are looking for clean, natural foods that nourish their body but also offer convenience.  [TITLE: CONVENIENCE WITHOUT COMPROMISE]
SUBSTATIATION: https://www.businesswire.com/news/home/20170908005772/en/Global-Smoothies-Market—Drivers-Forecasts-Technavio

With this new investment we'll expand production, increase distribution, drive new marketing efforts, and focus on new product innovation that will propel us forward as a leading national brand.   (TITLES: EXPAND PRODUCTION, INCREASE DISTRIBUTION, INCREASE MARKETING, NEW PRODUCTS)

We're inviting you to join Blendtopia. We're so excited to have you take part in building our brand and sharing in our success. Welcome to the Blendtopia family, you're in for an amazing journey!

[TITLE CARD AT END: LOGO, WEBSITE URL]